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                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                        ----------------------

                             SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (Amendment No. 2 )


                        ALBANY INTERNATIONAL CORP.
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                             (Name of Issuer)

                           CLASS A COMMON STOCK
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                      (Title of Class of Securities)

                               012 348 108
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                             (CUSIP Number)

J. Spencer Standish, One Schuyler Meadows Rd., Loudonville, NY 12211
                            (518) 445-2200
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   N.A.
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box   .

                  Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See
SS 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)










                            (Page 1 of 8 Pages)
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Schedule 13D                       Forms                                   7060
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CUSIP No. 012 348 108               13D                       Page 2 of 8 Pages

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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             J. S. Standish  Company
             36-3060162
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                             (b)

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  3     SEC USE ONLY



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  4     SOURCE OF FUNDS*
             Not Applicable

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA
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------ ------------------------------------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                        3,368,013
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
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                              8    SHARED VOTING POWER

                                        --

------ ------------------------------------------------------------------------
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                              9    SOLE DISPOSITIVE POWER

                                        3,368,013

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                             10    SHARED DISPOSITIVE POWER

                                        --

------ ------------------------------------------------------------------------
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,368,013

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*


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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.03%

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  14    TYPE OF REPORTING PERSON*

             CO

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                         SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 8 Pages

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ITEM 1.  Security and Issuer.

                  The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (Class A Common Stock), of Albany International Corp., a Delaware corporation (the Company).
The address of the principal executive office is 1373 Broadway, Albany, New York 12204.


ITEM 2.  Identity and Background.

                  (a)- (b) This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware. The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet Private Banking, 69 State Street, Albany, New York 12201. The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:

         Name and Address                                 Capacity

         J. Spencer Standish                              President,
         One Schuyler Meadows Road                        Treasurer &
         Loudonville, New York 12211                      Director

         Francis L. McKone                                Vice President,
         c/o Albany International Corp.                   Assistant Secretary &
         1373 Broadway                                    Director
         Albany, New York  12204

         Thomas R. Beecher, Jr.                           Secretary &
         200 Theater Place                                Director
         Buffalo, New York  14202

         John C. Standish                                 Director
         c/o Albany International Engineered Fabrics
         214 Kirby Road
         Portland, Tennessee  37148

         Christine L. Standish                            Director
         c/o Albany International Corp.
         1373 Broadway
         Albany, New York  12204

The name and address of the holder of all of the outstanding stock of J. S. Standish Company is Fleet Private Banking, Trustee u/w John C. Standish, 69 State Street, Albany, New York 12201. J. Spencer Standish has sole voting and dispositive power with respect to such stock.

                         Page 3 of 8 Pages
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                  (c)  The principal business of J. S. Standish Company is
investments. J. Spencer Standish is retired. Prior to 1998, he served as Chairman of the Board of the Company. Francis L. McKone's present principal occupation is Chairman of the Board and Chief Executive Officer of the Company. Thomas R. Beecher, Jr's present principal occupation is President of Ballynoe LLC, the principal business of which is venture capital investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202. John C. Standish's present principal occupation is Plant Manager at Albany International Engineered Fabrics, 214 Kirby Road, Portland, Tennessee 37148. Christine L. Standish's present principal occupation is raising her children. She is also a Director of the Company.

                  (d) - (e) During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Francis L. McKone, (iv)
Thomas R. Beecher, Jr., (v) John C. Standish, or (vi) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of J. Spencer Standish, Francis L. McKone, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.


ITEM 3.  Source and Amount of Funds or Other Consideration.

                  The 3,368,013 shares of Class A Common Stock beneficially owned by J. S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (Class B Common Stock). Of the shares of Class B Common Stock beneficially owned by J. S. Standish Company, (a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J. S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.) The remainder of the shares were received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock, the most recent of which was distributed on January 12, 2000.


ITEM 4.  Purpose of Transaction.

                  J. S. Standish Company has no current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.
                         Page 4 of 8 Pages
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ITEM 5.  Interest in Securities of the Issuer.

                  (a)

                           (1)  As described in the response to Item 3 above,
J. S. Standish Company beneficially owns 3,368,013 shares of Class A Common Stock (12.03% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

                           (2)  J. Spencer Standish beneficially owns 4,990,30
shares of Class A Common Stock (16.85% of the Class A Common Stock outstanding) of which (i) 40,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,582,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares) and (iii) 3,368,013 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company). These holdings reflect the sale by the J. S. Standish Revocable
Trust of 148,351 shares of Class B Common Stock to the Standish Delta Trust on August 12, 1999 at a price of $15.50 per share. Mr. Standish had sole voting and dispositive power with respect to such shares. Mr. Standish has neither voting nor investment power with respect to any shares held by the Standish Delta Trust, and disclaims beneficial ownership of such shares.

                           (3)  Francis L. McKone beneficially owns 510,657
shares of Class A Common Stock (2.04% of the Class A Common Stock outstanding) of which (i) 51,607 shares are owned directly, (ii) 458,000 shares are issuable to him upon the exercise of stock options at various exercise prices from $15.00 to $22.25 per share and (iii) 1,050 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock. These holdings reflect the purchase by Mr. McKone of 3,000 shares of Class A Common Stock on December 20, 1999 for $14.1875 per share through a broker on the New York Stock Exchange.

                           (4)  Thomas R. Beecher, Jr. beneficially owns
923,217 shares of Class A Common Stock (3.60% of the Class A Common Stock outstanding) of which (i) 4,481 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock, (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared

                              Page 5 of 8 Pages
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voting and investment power with respect to such shares), (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock acquired by purchase on August 12, 1999 from the
J. S. Standish Revocable Trust at a price of $15.50 per share (Mr. Beecher is trustee with shared voting and investment power with respect to such shares),
(vi) 10,700 shares are issuable to The Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power), and (vii) 10,700 shares are issuable to The John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power). Each of The Christine L. Standish and The John C. Standish Gift Trusts has acquired all of the shares of Class B Common Stock it holds by means of gift transactions since December 27, 1999.

                           (5)  John C. Standish beneficially owns 527,104
shares of Class A Common Stock (2.14% of the Class A Common Stock outstanding) of which (i) 2,300 shares are issuable to him upon the exercise of stock options at various exercise prices from $19.75 to $22.25 per share, (ii) 121,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 1,782 shares are held in his account in the Company's 401(k) retirement savings and employee stock ownership plans, (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common
Stock (John C. Standish shares voting and investment power with respect to such shares). These holdings reflect the transfer by gift of an aggregate 10,700 shares of Class B Common Stock by John C. Standish to the John C. and Christine
L. Standish Gift Trusts, as described in Item 5(a)(4) above.

                           (6)  Christine L. Standish beneficially owns 524,753
shares of Class A Common Stock (2.09% of the Class A Common Stock outstanding) of which (i) 769 shares are owned directly, (ii) 121,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 962 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company's 401(k)retirement savings and employee stock ownership plans, (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares). These holdings reflect the transfer by gift of an aggregate 10,700 shares of Class B Common Stock by Christine L. Standish to the John C. and Christine L. Standish Gift Trusts, as described in Item 5(a)(4) above.

                         Page 6 of 8 Pages
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                           (7)  The holdings described in paragraphs (1) - (6)
above reflect a 2% stock dividend distributed by the Company on all outstanding shares of Class A and Class B Common Stock on January 12, 2000.

                  (b) Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

                  (c) - (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

ITEM 7.           Material to be filed as Exhibits.

                  None.

                              Page 7 of 8 Pages


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                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000

                                                         J. S. STANDISH COMPANY



                                                   By /s/  J. Spencer Standish
                                                   -----------------------------
                                                           J. Spencer Standish
                                                           President

















                                   Page 8 of 8 Pages